                     April 12, 2011

VIA EDGAR CORRESPONDENCE

H. Roger Schwall

Assistant Director

Mail Stop 4628

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Alpha Natural Resources, Inc.
Registration Statement on Form S-4
(Filed March 17, 2011, File No. 333-172888)
Form 10-K for Fiscal Year Ended December 31, 2010
(Filed February 25, 2011, File No. 001-32331)

Dear Mr. Schwall:

In connection with the response of Alpha Natural Resources, Inc. (“Alpha”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 8, 2011, Alpha acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Alpha from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Alpha may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Matthew P. Salerno at (212) 225-2000 at Cleary Gottlieb Steen & Hamilton LLP.

ALPHA NATURAL RESOURCES, INC.

By:	/s/ Vaughn R. Groves
Name: Vaughn R. Groves
Title: Executive Vice President, General Counsel and Secretary